November 1, 2018

Shui-Yi Kuo
Chief Financial Officer
Chunghwa Telecom Co., Ltd.
21-3 Hsinyi Road, Section 1
Taipei, Taiwan
Republic of China

       Re: Chunghwa Telecom Co., Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 27, 2018
           File Numbe 001-31731

Dear Mr. Kuo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications